Exhibit 12.1
LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES
HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

	For the Nine Months Ended September 30,		For the Years Ended December 31,
Earnings
(dollars in millions)	2014	2013	2013	2012	2011	2010	2009
Income (loss) from continuing operations before taxes	$1,564	$1,165	$1,631	$1,568	$503	$1,135	$(673)
Sub-total of fixed charges	203	207	279	282	308	307	292

Sub-total of adjusted income (loss)	1,767	1,372	1,910	1,850	811	1,442	(381)
Interest on annuities and financial products	1,882	1,854	2,486	2,478	2,488	2,499	2,513

Adjusted income (loss) base	$3,649	$3,226	$4,396	$4,328	$3,299	$3,941	$2,132
Fixed Charges
Interest and debt expense (1)	$201	$196	$265	$268	$286	$286	$261
Interest expense(income) related to uncertain tax positions	(8)	1	2	1	9	7	13
Portion of rent expense representing interest	10	10	12	13	13	14	18

Sub-total of fixed charges excluding interest on annuities and financial products	203	207	279	282	308	307	292
Interest on annuities and financial products	1,882	1,854	2,486	2,478	2,488	2,499	2,513

Total fixed charges	$2,085	$2,061	$2,765	$2,760	$2,796	$2,806	$2,805

Ratio of sub-total of adjusted income(loss) to sub-total of fixed charges excluding interest on annuities and financial products (2)	8.70	6.63	6.85	6.56	2.63	4.70	—
Ratio of adjusted income(loss) base to total fixed charges (2)	1.75	1.57	1.59	1.57	1.18	1.40	—

(1)	Interest and debt expense excludes a $5 million loss, an $8 million loss, a $5 million loss and a $64 million gain related to the early retirement of debt in 2012, 2011, 2010 and 2009, respectively.
(2)
The ratio of earnings to fixed charges for the year ended December 31, 2009, indicated less than one-to-one coverage and is therefore not presented. Additional earnings of $673 million would have been required for the year ended December 31, 2009, to achieve a ratio of one-to-one coverage.